1934 ACT FORMS

                          II. SELECTED SCHEDULES UNDER
                             THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                 A. SCHEDULE 13D

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____) *

                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                             101122109 Common Stock
                               101122125 Warrants
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                                 (CUSIP Number)
George R. Chapdelaine, 999 Broadway, Suite 400, Saugus, MA 01906, (781) 231-7575
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
                       December 31, 1998 Annual Reporting
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent .

   *The remainder of this cover page shall be filed out for A reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        CUSIP No. 101122109 Common Stock
                                10112125 Warrants
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(1)  Names of Reporting Persons.  S.S. or
     I.R.S. Identification Nos. of Above
     Persons                                                  Roger Lipton
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(2)  Check the Appropriate Box if a Member                    (a)
     of a Group (See instructions)                            (b)
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(3)  SEC Use Only
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                                  SCHEDULE 13D

(4) Source of Funds (See Instructions)                        Personal Funds
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(5) Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization                      U.S.A.
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

                                                 Common Stock                           Warrants
                                                 ------------                           --------
Number of Shares         (7) Sole Voting       Mary Lipton (IN)-          49,000              0
Beneficially Owned           Power             Roger Lipton (BD)-        568,232           281,860
by Each Reporting                              RHL Associates (PN)-      475,678           102,000
Person With                                    Lipton Foundation (00)-     5,607              0
                                               Leslie Lipton (IN)-         7,000              0


                         (8) Shared Voting           N/A
                             Power

                         (9) Sole Dispositive        Same as Number (7).
                             Power

                        (10) Shared Dispositive       N/A
                             Power
-----------------------------------------------------------------------------------------------------------
                                                 Common Stock                           Warrants
                                                 ------------                           --------
(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 Mary Lipton (IN)           49,000              0
                                               Roger Lipton (BD)         568,232           281,860
                                               RHL Associates (PN)       475,678           102,000
                                               Lipton Foundation (00)      5,607              0
                                               Leslie Lipton (IN)          7,000              0

                                               Total                   1,105,517           383,860

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(12)   Check if the Aggregate Amount in Row
      (11) Excludes Certain Shares (See Instructions)      N/A
-----------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount
      in Row (11)                                            15.73% Common Stock      21.3% Warrants
-----------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person                  Mary Lipton (IN)
     (See Instructions)                        Roger Lipton(BD)
                                               RHL Associates(PN)
                                               Lipton Foundation(00)
                                               Leslie Lipton (IN)
-----------------------------------------------------------------------------------------------------------

                            SCHEDULE 13D - SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  February 5, 1999
---------------------------------------
            (Date)


                                                      /s/ Roger Lipton
                                                      --------------------------
                                                      Roger Lipton